02017160

PE 3-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL RECEIVED MAR 04 2002 WASH 352 SECTION

For the month of March 2002.

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

PanCanadian energy

News Release

PanCanadian Energy advances development of Deep Panuke with filing of regulatory applications

Halifax, N.S. – March 1, 2002 – (TSE: PCP; NYSE: PCX) – PanCanadian Energy Corporation today filed regulatory applications for development of the company's 100-percent-owned Deep Panuke natural gas project off the coast of Nova Scotia.

The filings, made to the Canada-Nova Scotia Offshore Petroleum Board (CNSOPB) and the National Energy Board (NEB), are required steps in the regulatory approval process for development of Deep Panuke, located approximately 250 kilometres east of Halifax, Nova Scotia, on the Scotian Shelf.

Topics to be addressed by the regulators include the technical aspects of the project, economic benefits, potential environmental and socio-economic impacts, and public consultation. Regulatory hearings for the project are expected to begin in the fall of 2002, with a decision in the first quarter of 2003. PanCanadian will decide whether to proceed with construction of Deep Panuke facilities once regulatory approval is received.

Total anticipated capital investment in the project is expected to be approximately $1.1 billion, with annual operating expenses in the range of $60 million. Based on current assumptions, commercial production could begin in 2005. The project is estimated to recover reserves of natural gas approaching one trillion cubic feet over an expected 11.5-year production life of the field.

"With Deep Panuke, we have the most promising development project on the East Coast in recent years," said Dave Boone, Executive Vice President and Chief Operating Officer. "It is integral to PanCanadian's future growth strategy, and it represents a key platform for development throughout the East Coast. This is a positive day for our company and for the people of Nova Scotia."

The project involves the production and processing of raw gas offshore, the transport of market-ready gas via sub-sea pipeline to Goldboro, Nova Scotia, and an interconnection with the Maritimes and Northeast Pipeline (M&NP) main transmission pipeline.

Offshore components for PanCanadian's Deep Panuke project are expected to include three new offshore platforms (a wellhead platform, production platform and accommodation platform) with pedestrian bridges connecting the platforms:

- the wellhead platform will be used for dry wellheads, risers for the sub-sea flow lines, and production and test manifolds;

- the production platform will contain all power generation and processing equipment for the raw gas; and
- the accommodation platform will include living quarters and a helicopter deck with refueling facilities, along with necessary utilities, control room and associated safety systems.

Approximately 175 kilometres of 24-inch sub-sea pipeline will transport natural gas from the platform to landfall at Goldboro, N.S. The onshore facilities for Deep Panuke will include:

- a pipeline to connect Deep Panuke to existing M&NP facilities;
- metering and quality monitoring equipment;
- pressure control facilities;
- SCADA (supervisory control and data acquisition) facilities; and
- a small building for metering and SCADA.

Documents filed today with the CNSOPB include:

- a project summary;
- a development plan containing technical information on how Deep Panuke will be developed;
- a Canada-Nova Scotia benefits plan;
- an environmental impact statement;
- a socio-economic impact statement; and
- a public consultation report.

Also filed today, with the NEB in Calgary, was an application for the project's pipeline. A draft Comprehensive Study Report was filed as well, with the CNSOPB. The environmental review will be coordinated by the CNSOPB, which has been designated as the lead responsible authority for the environmental review under the Canadian Environmental Assessment Act.

Larry LeBlanc, Vice President, East Coast Operations, noted, "The regulatory approval process for Deep Panuke will be a key focus for us in 2002. We're pleased that the project will offer important new job creation, contracting opportunities, and broad economic stimulus for Nova Scotia."

All filed documents are available from the CNSOPB, from the Deep Panuke project office in Halifax, at public libraries across Nova Scotia and on the PanCanadian Web site at www.pancanadianenergy.com/deeppanuke. For information, call toll-free from anywhere in North America 1-866-215-6076. The project summary for Deep Panuke also is available by calling the toll-free number, sending an email to deeppanuke@pcenergy.com or by writing:

Deep Panuke Project Office
Attention: Public Consultation
Royal Centre, Suite 700
5161 George Street
Halifax, N.S.
B3J 1M7

PanCanadian is a premier North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids. The Company's core areas are the Western Basin including land in Western Canada and the United States, the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These areas are complemented by focused international exploration programs.

On January 27, 2002, PanCanadian and Alberta Energy Company announced that their Boards of Directors had unanimously agreed to merge the two companies. The combined organization will be a Canadian-headquartered, world-class independent oil and gas company with an anticipated enterprise value of more than C$27 billion. Upon completion of the transaction, expected in early April, the combined organization will operate under the name EnCana Corporation. The proposed merger is subject to shareholder, Court of Queen's Bench of Alberta and regulatory approvals.

All dollar figures are Canadian unless otherwise noted.

ADVISORY - Certain information regarding the company set forth above, including management's assessment of the company's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with oil and gas exploration, development and production, generation of electricity, and marketing and transportation of energy. These risks include regulatory decisions, loss of market, volatility of prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

-30-

Note: For copies of fact sheets on the development plan for Deep Panuke, volumes 1 through 6, please visit the PanCanadian Web site at www.pancanadianenergy.com/deeppanuke or contact Jennifer Knickle in Halifax at (902)-492-5404.

PanCanadian Energy Corporation

Dave Boone
Executive Vice-President and
Chief Operating Officer

Larry LeBlanc
Vice-President, East Coast Operations

Shares listed
Toronto Stock Exchange:
PCE
New York Stock Exchange:
PCX

For further information:
Investment community:
Sheila McIntosh
403-290-2194
Audra Hyde
403-290-3244
Investor_Relations@pcenergy.com

Media:
Lori MacLean, Halifax
902-492-5537
Scott Ranson, Calgary
403-290-2710
Kimberly Benn-Hilliard, Calgary
403-290-2020
Web site: www.pancanadianenergy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: March 1, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.